TESCO

News release....

Friday 5 January 2007

07020267

COMPARABLE 2005/6 PRELIMINARY INCOME STATEMENT

As previously announced, as part of the move to harmonise UK and International year-ends, Tesco has moved the International reporting period by nearly two months, from the twelve months ending 31st December to the 52 weeks ending in the last week of February.

In response to investor and analyst feedback, and consistent with our approach to the Interim results reported last September, we are today issuing a summary Income Statement for the last full financial year (covering the 52 weeks to 25th February 2006) to provide a comparable base for the Group's Preliminary Results announcement in April 2007.

Our new underlying profit measure, deducting the non-cash elements of International Financial Reporting Standards, was introduced in April 2006. In line with this, Tesco now reports segmental trading profit, allowing investors to see the performance of each region before property-related profits and the non-cash element of the IAS19 pensions charge. The 2005/6 summary Income Statement released today provides last year's numbers on a comparable basis and shows how these will appear in April's preliminary results announcement.

This document and the summary Income Statement are available on the company's website at www.tesco.com/investor.

CONTACTS:

Investors / Analysts: Steve Webb +44 1992 644 800

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